





UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PPHB Securities, LP**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Saint James Places, STE 125
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard H Paton — 713-621-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Leonard H Paton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPHB Securities, LP, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY WALLACE SAPIO
Notary Public, State of Texas
Comm. Expires 02-21-2019
Notary ID 3882496

Notary Public

Signature

Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

Chief Compliance Officer

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PPHB SECURITIES, L.P.
2017
AUDITED FINANCIAL STATEMENTS
PUBLIC REPORT

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
PPHB Securities, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PPHB Securities, L.P. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of PPHB Securities, L.P. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of PPHB Securities, L.P.'s management. Our responsibility is to express an opinion on PPHB Securities, L.P.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PPHB Securities, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as PPHB Securities, L.P. auditor since 2009.

Celeste, Texas
January 19, 2018

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PPHB SECURITIES, L.P.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$ 250,299
Prepaid expenses	5,725
TOTAL ASSETS	**$ 256,024**

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$ 834
Due to PPHB LP	5,456
Income tax payable - state	8,913
TOTAL LIABILITIES	15,203
Partners' Capital	240,821
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 256,024

See notes to financial statement.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

PPHB Securities, L.P., (the Partnership) was organized in April 2004 as a Texas limited partnership. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Partnership operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities.

The general partner of the Partnership is Parks Paton Hoepfl & Brown, LLC, a Texas limited liability company (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership is a Capital Acquisition Broker whose operations consist primarily in merger and acquisition services, through referrals from a related party, to oilfield service companies located throughout the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Revenue Recognition

The Partnership recognizes revenue related to merger and acquisition services during the period the transactions are complete and the revenue determinable.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes</u>

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state income taxes.

As of December 31, 2017, open Federal tax years subject to examination include the tax years ended December 31, 2014 through December 31, 2016.

Note 2 - <u>Net Capital Requirements</u>

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Partnership had net capital of $235,096, which was $230,096 in excess of its net capital requirement of $5,000. The Partnership's net capital ratio was .06 to 1.

Note 3 - <u>Related Party Transactions/Concentrations/Economic Dependency</u>

The Partnership and PPHB, LP (PPHB LP) are both under the control of the General Partner and the Partnership is economically dependent on its General Partner and PPHB LP. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Partnership and PPHB LP were not consummated on terms equivalent to arm's length transactions.

The Partnership provides merger and acquisition services through referrals from PPHB LP. During 2017, the Partnership earned all of its merger and acquisition services revenue through referrals from PPHB LP.

All payments to partners are made in the form of distributions; therefore; there is no compensation and related cost recorded in the accompanying statement of income.

The limited partners, who are also registered securities representatives, generated substantially all of the Partnership's revenue for the year. In lieu of compensation, the partners received distributions totaling $4,165,000 during the year. The Partnership is economically dependent upon the limited partners due to the concentration of services provided by them.

Note 3 - Related Party Transactions/Concentrations/Economic Dependency (Continued)

PPHB LP and the Partnership have entered into an office and administrative services agreement effective August 1, 2004, for a one year term, automatically renewable, unless canceled by either Party. Under the agreement PPHB LP provides all management and back office services required by the Partnership, including, but not limited to administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services. The agreement, required the Partnership to pay a proportional allocation services fee of $2,000 per month for January through March 2017, and $7,403 per month for April through December 2017 for the proportional costs incurred by PPHB LP on behalf the Partnership. Fees under the agreement totaled $72,624 for the year ended December 31, 2017.

Note 4 - Concentration of Credit Risk

At various times during the year the Partnership maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2017, the uninsured balance totaled $299.

Note 5 - Contingencies

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 6 - Subsequent Events

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2017, through January 19, 2018, the date which the financial statements were available to be issued.